                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  FORM 12b-25

                                               Commission File Number  000-24507
                                                                       ---------
                          NOTIFICATION OF LATE FILING

     (Check One):      [X] Form 10-K   [_] Form 11-K      [_] Form 20-F
[_] Form 10-Q  [_] Form N-SAR

     For Period Ended:  March 31, 2000
                        -------------------------------------------------------
[_] Transition Report on Form 10-K     [_] Transition Report on Form 10-Q
[_] Transition Report on Form 20-F     [_] Transition Report on Form N-SAR
[_] Transition Report on Form 11-K
     For the Transition Period Ended:

_______________________________________________________________________________


     Read attached instruction sheet before preparing form Please print or type.

     Nothing in this form shall be construed to imply the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:________________________

_______________________________________________________________________________


                                     PART I

                             REGISTRANT INFORMATION

Full name of registrant     Pilot Network Services, Inc.
                            ---------------------------------------------------
Former name if applicable    Not Applicable
                             --------------------------------------------------

_______________________________________________________________________________

Address of principal executive office (Street and number) 1080 Marina Village
                                                          -------------------
Parkway
-------

City, state and zip code Alameda, California  94501
                        -------------------------------------------------------

                                    PART II

                            Rule 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

  [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  [ ]  (c)  The accountant's statement or other exhibit required by Rule 12-b-
            25(c) has been attached if applicable

                                   PART III

                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Effective as of June 28, 2000, the Registrant sold certain of its convertible securities, the proceeds of which are material to the Registrant's current liquidity and capital resources. The Registrant delayed the filing of its Annual Report on Form 10-K because it was unable to incorporate the effects of this transaction and to finalize certain financial models relating to its disclosures in its Annual Report on Form 10-K.

                                    PART IV

                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

   Randall Schai                                (415)              772-6000
--------------------------------------------------------------------------------
     (Name)                                  (Area Code)      (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [X] Yes    [_]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [_] Yes    [X]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         Pilot Network Services, Inc.
-------------------------------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  6/30/2000                By:          /s/ M. Marketta Silvera
      ---------                    -------------------------------------------
                                            M. Marketta Silvera,
                                      President and Chief Executive Officer


          Instruction, The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

     Intentional misstatements or omission of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


                                       2